ODYSSEY MARINE EXPLORATION, INC.

205 S. Hoover Boulevard

Suite 210

Tampa, Florida 33609

December 21, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Transportation and Leisure

100 F Street N.E.

Washington, D.C. 20549

Attention:    Arthur Tornabene-Zalas, Special Counsel

Re:	Odyssey Marine Exploration, Inc.

Registration Statement on Form S-3

SEC Registration No.: 333-261592

Dear Mr. Tornabene-Zalas:

On behalf of Odyssey Marine Exploration, Inc. (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for Thursday, December 23, 2021, at 5:00 p.m., Eastern time, or as soon thereafter as practicable. In connection with the foregoing, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to David M. Doney at Akerman LLP, our counsel, at (813) 209-5070.

Very truly yours,

ODYSSEY MARINE EXPLORATION, INC.

/s/ Christopher E. Jones
Christopher E. Jones
Chief Financial Officer